Exhibit 10.1

CLAUDINE MACARTNEY

CHIEF HUMAN RESOURCES OFFICER

175 Water Street, 21st

Floor New York, NY

10038

T: 212.458.2012

July 3, 2017

Peter Zaffino

316 Mansfield Avenue

Darien, CT 06820

Dear Peter,

We are pleased to confirm the terms of your joining American International Group, Inc. (“AIG” or the “Company”):

•	Start Date. Your start date will be on or before August 1, 2017 (your “Start Date”).

•	Position. You will serve as Executive Vice President and Global Chief Operating Officer, a grade 30 position. In this capacity, you will report directly to the Chief Executive Officer of AIG (the “CEO”) and be a member of the AIG Executive Leadership Team. For the avoidance of doubt, you will be appointed an officer of AIG by AIG’s Board of Directors at its July 12, 2017 meeting and will not be an officer of AIG until such time.

•	Location & Employer. You will be based in New York, NY and employed directly by AIG Employee Services, Inc. (your “Employer”).

•	Total Direct Compensation. Your initial annual target direct compensation will be US $8,500,000, as follows:

•	Base Salary. Your initial base cash salary will be at a rate of US $1,250,000 per year.

•	Short Term Incentive. Your initial annual incentive target will be US $3,000,000.

Annual incentives are currently determined and paid in accordance with AIG’s Short-Term Incentive Plan (“STIP”). For 2017, your Short-Term Incentive (“STI”) award will be based on a combination of individual-based performance metrics, which the CEO will establish with you subject to approval and ratification by the Compensation and Management Resources Committee of the Board of Directors (the “CMRC”), and

Company-based performance metrics. Your individual award can range between 0 –200% of your STI target and will be made at the discretion of the Company subject to approval and ratification by the CMRC. Your STI award is contingent on your being an active employee on the date grants determinations are made and will be subject to the terms and conditions of the STIP as in effect from time to time.

For 2017, your STI award will not be prorated and will be payable when STI awards are regularly paid to similarly-situated active employees.

•	Long Term Incentive. As soon as practicable following your Start Date, a recommendation on your behalf will be made to the CMRC that, under the AIG Long Term Incentive Plan (the “LTIP”), you be granted a Long Term Incentive (“LTI”) award with a target value of US $4,250,000 for 2017. This recommendation and grant is contingent on your being an active employee of the Company on the date of CMRC approval of the grant and will be subject to the terms and conditions of the relevant LTIP and the award agreement governing the grant.

Your 2017 LTI award will consist of 70% Performance Share Units (“PSUs”) and 30% Restricted Stock Units (“RSUs”). PSUs will provide you the opportunity to earn shares of AIG Common Stock based on the degree of AIG’s achievement of its performance criteria during the three-year performance period beginning January 2017. Following the performance period, in the first quarter of 2020, the number of PSUs earned (from 0% to 200%) will be determined in accordance with the LTIP. Earned PSUs will be delivered in shares of AIG Common Stock as soon as practicable following the performance determination. RSUs provide you the opportunity to receive shares of AIG Common Stock based on continued employment with the Company until the end of the three-year period beginning January 2017. RSUs will vest on January 1, 2020 and be delivered as soon as practicable following vesting. Your LTI award will also include dividend equivalents, as provided in the LTIP.

Your LTI award will be subject to the terms and conditions of the LTIP and the award agreement governing the grant (including, without limitation, the six-month notice requirement and reservation of the right of the Company to pay in cash) applicable to other senior management grantees.

•	Sign-on Arrangements. In consideration of compensation foregone from your current employer, as soon as practicable following your Start Date, a recommendation on your behalf will be made to the CMRC that you be granted an award in the amount of US $15,000,000 (“Sign-on Award”). The Sign-on Award will comprise grants of stock options and cash, with the following vesting conditions:

•	Stock Options. On the Start Date, AIG will grant you stock options (“Stock Options”) on 1,000,000 shares of Company common stock with an exercise price equal to the fair market value of a share of Company common stock on the Start Date and a seven-year term. The Stock Options will be granted under the AIG 2013 Omnibus Incentive Plan. The Stock Options will vest as follows:

•	Time Options. 333,000 stock options will vest in equal annual installments on the first three anniversaries of the Start Date, respectively, subject to your continued employment through such dates (“3-Year Pro-rata Vesting”), except as provided below (the “Time Options”).

•	Performance Options. As to the other 667,000 Stock Options (the “Performance Options”):

•	200,000 Performance Options will vest upon the Company attaining a closing common stock price, for at least twenty consecutive trading days, of at least $10.00 above the closing stock price on the Start Date (the “Reference Price”) and satisfaction of the 3-Year Pro-rata Vesting;

•	Another 200,000 Performance Options will vest upon the Company attaining a closing common stock price, for at least twenty consecutive trading days, of at least $20.00 above the Reference Price; and

•	Another 267,000 Performance Options will vest upon the Company attaining a closing stock price, for at least twenty consecutive trading days, of at least $30.00 above the Reference Price.

•	Cash Award. The remaining balance of the Sign-on Award (US $15,000,000 minus the grant date fair value of the Stock Options as reasonably determined by AIG) will be granted in cash (the “Cash Award”) and vest and be paid as follows: fifty percent (50%) of the Cash Award will vest and be paid on February 28, 2018 and fifty percent (50%) of the Cash Award will vest and be paid on January 31, 2019, subject to your continued employment through such dates, except as provided below.

•	Treatment of Sign-on Award.

•	Stock Options. Upon your termination of employment by the Company without Cause, by you for Good Reason, or due to your death or Disability (each as defined in AIG’s 2012 Executive Severance Plan, the “ESP”, with the addition that Good Reason shall include any material, adverse change to your job duties and responsibilities), any unvested portion of the Time Options will immediately 100% vest and remain exercisable for three years, and any unvested portion of the Performance Options will immediately 100% time-vest as to the portion subject to 3-Year Pro-rata Vesting and as to the unvested portion of all of the Performance Options continue to be eligible to vest and become exercisable for such three-year period, provided that such three-year period will not extend beyond the seven-year term. Upon a termination of your employment by you not for Good Reason (and not due to Disability), the vested portion of the Stock Options will remain exercisable for ninety days (and the unvested portion forfeited and canceled), provided that such ninety-day period will not extend beyond the seven-year term. Upon a termination of your employment by the Company for Cause, all Stock Options (whether vested or unvested) will be forfeited and cancelled. The Stock Options will be subject to compliance with the same restrictive covenants as set forth in the LTIP (and, with respect to post-termination exercise as a result of a termination without Cause or for Good Reason, as set forth in the ESP).

•	Cash Award. Upon your termination of employment by the Company without Cause, by you for Good Reason, or due to your Disability (each as defined in the ESP with the addition that Good Reason shall include any material, adverse change to your job duties and responsibilities), any unvested portion of the Cash Award will immediately 100% vest and be paid on the original vesting schedule. Upon your termination of employment due to your death, any unvested portion of the Cash Award will immediately 100% vest and be paid as soon as administratively practicable.

•	Benefits. You will be entitled to benefits consistent with senior executives of AIG and reimbursement of reasonable business expenses, in each case in accordance with applicable AIG policies as in effect from time to time.

•	Executive Severance Plan. Beginning as of your Start Date, you will participate in the ESP.

•	Notice Period. You agree that if you voluntarily resign, you will give six months’ written notice to the Company of your resignation, which may be working notice or paid non-working notice at the Company’s sole discretion and which notice period is waivable by the Company at the Company’s sole discretion.

•	Clawback Policy. Any bonus, equity or equity-based award or other incentive compensation granted to you will be subject to the AIG Clawback Policy (and any other AIG clawback policies as may be in effect from time to time).

•	Indemnification and Cooperation. During and after your employment, AIG will indemnify you in your capacity as a director, officer, employee or agent of AIG to the fullest extent permitted by applicable law and AIG’s charter and by-laws, and will provide you with director and officer liability insurance coverage (including post-termination/post-director service tail coverage) on the same basis as AIG’s other executive officers. AIG agrees to cause any successor to all or substantially all of the business or assets (or both) of AIG to assume expressly in writing and to agree to perform all of the obligations of AIG in this paragraph.

You agree (whether during or after your employment with AIG) to reasonably cooperate with AIG in connection with any litigation or regulatory matter or with any government authority on any matter, in each case, pertaining to AIG and with respect to which you may have relevant knowledge, provided that, in connection with such cooperation, AIG will reimburse your reasonable expenses and you shall not be required to act against your own legal interests.

•	Tax Matters. Tax will be withheld by your Employer and/or AIG as appropriate under applicable tax requirements for any payments or deliveries under this letter. To the extent any taxable expense reimbursement or in-kind benefits under this letter is subject to Section 409A of the U.S. Internal Revenue Code of 1986, the amount thereof eligible in one taxable year shall not affect the amount eligible for any other taxable year, in no event shall any expenses be reimbursed after the last day of the taxable year following the taxable year in which you incurred such expenses and in no event shall any right to reimbursement or receipt of in-kind benefits be subject to liquidation or exchange for another benefit. Each payment under this letter will be treated as a separate payment for purposes of Section 409A.

•	No Guarantee of Employment or Target Direct Compensation. This offer letter is not a guarantee of employment or target direct compensation for a fixed term.

•	Entire Agreement. This offer letter constitutes AIG and your Employer’s only statement relating to its offer of employment to you and supersedes any previous communications or representations, oral or written, from or on behalf of AIG or any of its affiliates.

•

Miscellaneous Representations. You confirm and represent to AIG, by signing this letter, that: (a) you have not taken (or failed to return) any confidential information belonging to your prior employer or any other entity, and, to the extent you remain in possession of any such information, you will never use or disclose such information to AIG or any of its employees, agents or affiliates; (b) you understand and accept all of the terms and conditions of this offer; and (c) you acknowledge that your Employer is an intended third party beneficiary of this offer letter.

•	Related-Party Transaction Review. This offer and your employment with your Employer are contingent on: (a) approval by the Nominating and Corporate Governance Committee of the Board of Directors, pursuant to the AIG Related-Party Transactions Approval Policy, of any ownership position retained by you in Marsh & McLennan Companies, Inc. (“MMC”) and its affiliates, as well as any competitor company and/or primary broker, and (b) agreement by you to fully liquidate any such ownership position as soon as practicable, but in no event later than within ten (10) business days after the expiration of MMC’s “blackout period” in relation to second quarter 2017 earnings.

•	Non-Solicitation. This offer and your employment with your Employer are contingent on your entering into the enclosed Non-Solicitation and Non-Disclosure Agreement.

•	Employment Dispute Resolution. You are a participant in the Company’s Employment Dispute Resolution (“EDR”) program, which provides for various ways to address work- related disputes, including mediation and arbitration, through the American Arbitration Association (“AAA”). Information on the company’s EDR Program is available to employees via the Company Intranet and can be made available to you prior to your date of hire upon request.

•	Background Investigation. This offer is contingent upon the successful results of a background investigation, which may include, but may not be limited to, verification of employment, professional certifications, designations or licenses, criminal and credit history, and educational background.

We look forward to having you as a member of AIG’s leadership team.

Sincerely,

American International Group, Inc.

By:	/s/ Claudine Macartney
Claudine Macartney
Chief Human Resources Officer

I agree with and accept the foregoing terms.

/s/ Peter Zaffino

NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT

1. The individual executing this agreement (the “Employee”) is or will soon be an at-will employee of American International Group, Inc. or one of its subsidiaries (the “Company”). As such, the Employee is free to resign from employment at any time and for any reason. Likewise, the Company may terminate the Employee’s employment at any time for any reason. This Agreement is not a guarantee of any fixed term employment.

2. This Agreement is a term and condition of the Employee’s at-will employment with the Company. Employment with the Company is conditioned upon the Employee’s execution of this Agreement.

3. This Agreement is necessary for the protection of the legitimate and protectable business interests of the Company and its affiliates (collectively, “AIG”) in their customers, customer goodwill, accounts, prospects, employee training, and confidential and proprietary information. The Employee’s employment requires exposure to and use of Confidential, Information (as defined in Paragraph 5). Accordingly, the Employee agrees that during and after the Employee’s employment with AIG, the Employee will not, directly or indirectly, on the Employee’s own behalf or on behalf of any other person or any entity other than AIG solicit, contact, call upon, communicate or attempt to communicate with any customer or client or prospective customer or client of AIG, where to do so would require the use or disclosure of Confidential Information (for purposes of this Agreement, “customer or client” shall not include insurance brokers). The Employee further agrees that during the Employee’s employment with AIG and for a period of one (1) year after employment terminates for any reason, the Employee will not, directly or indirectly, regardless of who initiates the communication, solicit, participate in the solicitation or recruitment of, or in any manner encourage or provide assistance to, any employee, consultant, registered representative, or agent of AIG to terminate his or her employment or other relationship with AIG or to leave its employ or other relationship with AIG for any engagement in any capacity or for any other person or entity.

4. During the term of employment, the Employee will have access to and become acquainted with Confidential Information. The Employee agrees that during the Employee’s employment and any time thereafter, all Confidential Information will be treated by the Employee in the strictest confidence and will not be disclosed or used by the Employee in any manner other than in connection with the discharge of the Employee’s job responsibilities without the prior written consent of AIG or unless required by law. The Employee further agrees that Employee will not remove or destroy any Confidential Information either during the Employee’s employment or at any time thereafter and will return to AIG any Confidential Information in Employee’s possession at the end of Employee’s employment (or earlier if so requested by the Company). The Employee also agrees that during and after the Employee’s employment with AIG, the Employee will not make any disparaging comments about AIG or any of its officers, directors or employees to any person or entity not affiliated with AIG. Nothing herein shall prevent the Employee from making or publishing any truthful statement (a) when required by law, subpoena or court order, (b) in the course of any legal, arbitral or regulatory proceeding, (c) to any governmental authority, regulatory agency or self-regulatory organization, or (d) in connection with any investigation by AIG.

5. “Confidential Information” refers to an item of information or a compilation of information in any form (tangible or intangible), related to AIG’s business that AIG has not made public or authorized public disclosure of, and that is not generally known to the public through proper means. Confidential Information includes, but is not limited to: (a) business plans and analysis, customer and prospective customer lists, personnel, staffing and compensation information, marketing plans and strategies, research and development data, financial data, operational data, methods, techniques, technical data, know-how, innovations, computer programs, un-patented inventions, and trade secrets; and (b) information about the business affairs of third parties (including, but not limited to, customers and prospective customers) that such third parties provide to Company in confidence. The presence of non-confidential items of information within an otherwise confidential compilation of information will not remove the compilation itself (the information in its compiled form) from the protection of this Agreement. Employee acknowledges that items of Confidential Information are Company’s valuable assets and have economic value, actual or potential, because they are not generally known by the public or others who could use them to their own economic benefit and/or to the competitive disadvantage of the Company.

6. The covenants contained in Paragraphs 3 and 4 of this Agreement shall be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought. The Employee acknowledges that these restrictions are reasonably necessary for the protection of AIG. The Employee also acknowledges that irreparable harm and damages would result to AIG if the provisions of Paragraph 3 or 4 were not complied with and agrees that AIG shall be entitled to legal, equitable or other remedies, including, without limitation, injunctive relief and specific performance to protect against the inevitable disclosure of AIG’s Confidential Information, any failure to comply with the provisions of Paragraph 3 or 4 of this Agreement, or any threatened breach of any term of this Agreement. The Employee further agrees that the Employee shall be liable for the attorneys’ fees and costs incurred by AIG as a result of the Employee’s breach of Paragraph 3 or 4 of this Agreement.

7. Invention Assignment: (a) Employee hereby assigns all right, title and interest in any intellectual property, including but not limited to discoveries, ideas, inventions, works, reports, rules, processes, lists, data and other materials along with all improvements thereto (whether or not patentable or registerable under copyright or similar statutes) conceived, produced or developed by Employee, either alone or in conjunction with others, pursuant to, or in furtherance of Employee’s employment with the Company (collectively “Intellectual Property”). Moreover, if requested, Employee agrees to execute any documents required to perfect the Company’s interest in the above referenced intellectual property, and to otherwise fully cooperate with such process during and after Employee’s employment with the Company.

(b) This assignment shall include all such Intellectual Property that: (1) relates in any way to the Company’s business, or to actual or anticipated research and development of the Company; or (2) results in any way from the performance by Employee of duties and responsibilities as an employee of the Company. Employee further agrees that all original works of authorship which were made by Employee (either alone or with others) within the scope of and during the period of Employee’s employment with the Company and which are protectable by copyright laws, are “works made for hire” as that term is defined in the United States Copyright Act.

(c) Notwithstanding the above, this Section does not apply to inventions that qualify under state law as inventions that cannot be required to be assigned.

8. This Agreement (together with the AIG Code of Conduct) sets forth the entire agreement regarding the subject matter contained in this Agreement, supersedes any and all prior agreements and understandings regarding this subject matter, and may be modified only by a written agreement signed by the Employee and the Company. To the extent that any provision of this Agreement is inconsistent with the Code of Conduct, this Agreement governs. If any term of this Agreement is rendered invalid or unenforceable, the remaining provisions shall remain in full force and shall in no way be affected, impaired or invalidated. Should a court determine that any provision of this Agreement is unreasonable, whether in period of time, geographical area, or otherwise, the Employee agrees that such provision of the Agreement should be interpreted and enforced to the maximum extent that such court deems reasonable.

9. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAWS PROVISIONS (WHETHER OF THE STATE OF NEW YORK OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF ANY LAW OTHER THAN THE STATE OF NEW YORK. ANY DISPUTE CONCERNING THIS AGREEMENT SHALL PROCEED IN ACCORDANCE WITH THE TERMS OF THE COMPANY’S EMPLOYMENT DISPUTE RESOLUTION PROGRAM.

IN WITNESS WHEREOF, the Employee has agreed to the terms set forth above by signing below.

/s/ Peter Zaffino	7/5/17
Employee	Date: